CEDARBRIDGE SECURITES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets

Cash and cash equivalents	$	144,200
Total assets	$	144,200

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	-
Total liabilities		-
Members' equity		144,200
Total liabilities and members' equity	$	144,200

The accompanying notes are an integral part of these financial statements.